Exhibit 99.1

Mahindra Satyam inducts additional director on the Board

M Rajyalakshmi co-opted as an additional director with effect from today

Hyderabad – February 28, 2012 – Mahindra Satyam, a leading global consulting and IT services provider, today announced that M.Rajyalakshmi Rao has been co-opted as an additional director on the Board of the Company. She will be functioning as an independent director.

“I am indeed very happy with the appointment of M.Rajyalakshmi Rao to our Board and am confident that with her rich experience, she would be able to offer valuable guidance to the affairs of the Company moving forward. This appointment also reinforces company’s commitment to build a diversified work culture.” said Vineet Nayyar, Chairman, Mahindra Satyam commenting on the appointment.

M. Rajyalakshmi Rao on her appointment said “I’m happy to be joining Mahindra Satyam, which is now on a success path. I wish to contribute to the company’s development and expansion plans in the near future.”

M.Rajyalakshmi Rao is an MBA in Marketing and M.S. (Advertising) from University of Illinois, Urbana- Champaign, USA. She has served as a full-time member of the National Consumer Disputes Redressal Commission, Government of India and is the author of two books on consumer movement – ‘Consumer Is King’ and ‘Consumer Rights and You’. She has also served as a member of the RBI Committee on Customer Service in Banks. She also held positions such as President of the American Alumni Association, member of the Film Censor Board.

About Mahindra Satyam

Mahindra Satyam is a leading global business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in enterprise solutions, supply chain management, client relationship management, business intelligence, business process quality, engineering and product lifecycle management, and infrastructure services, among other key capabilities.

Mahindra Satyam is part of the $14.4 billion Mahindra Group, a global federation of companies and one of the top 10 business houses based in India. The group focuses on enabling people to rise. Mahindra operates in the key industries that drive economic growth, enjoying a leadership position in tractors, utility vehicles, information technology, vacation ownership, rural and semi-urban financial services, etc. Mahindra has a significant and growing presence amongst others, in the automotive industry, agribusiness, aerospace, automotive components, consulting services, defence, energy, industrial equipment, logistics, real estate, retail, steel and two wheelers.

Mahindra Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations.

For more information, see www.mahindrasatyam.com

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For clarifications, write to us at: MediaRelations@mahindrasatyam.com

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Mahindra Satyam undertakes no duty to update any forward-looking statements.

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